Organigram Unveils Comprehensive Suite of
Adult Recreational Cannabis Brands

Consumer preferences, authenticity and segmentation
at heart of industry‐leading brand portfolio

MONCTON, NEW BRUNSWICK – (May 15, 2018) ‐ Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick today unveiled their Phase 1 branding strategy for the adult recreational market in Canada.

Organigram’s unprecedented recreational portfolio will be officially launched once adult use recreational cannabis is legal in Canada and includes the launch of The Edison Cannabis Company, ANKR Organics and Trailer Park Buds.

“Our recreational brand strategy incorporates the best of what we know about our current and potential customers, the industry and opportunities for growth, and the production of our premium products,” says Greg Engel, CEO, Organigram. “The addition of each of these brands is the result of more than 18 months of research, development and teamwork to better understand our products and consumers.”

Adult recreational use of cannabis in Canada is expected to be legalized in the summer of 2018.

BRANDS

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EDISON CANNABIS COMPANY

A premium product, The Edison Cannabis Company will offer dried cannabis, pre‐rolled and cannabis oil products across Canada at the advent of adult recreational use in 2018.

Mined from a comprehensive research project that included the launch of ‘The Edison Project by OGI’ in November 2017, the Edison brand was founded on the ceaseless pursuit of improvement and innovation at Organigram.

The launch offered the Organigram team the opportunity to gather invaluable customer feedback and data and develop a final brand built on innovation, sophistication, creativity & quality.

The marquee sub‐brand offered within the Edison family is Edison Reserve, a line of products that represents the best quality indoor grown product in the country. Edison Reserve product will only be available in larger pack sizes of dried flower, and will feature the Company’s top bud, hand manicured and craft cured for optimal consumer experience.

“The development of brands is a dynamic and collaborative building process,” explains Ray Gracewood, Chief Commercial Officer, Organigram. “Over the past 18 months we have been able to develop the foundation of a brand that we feel delivers on the insights we have taken from a very intensive and multi‐faceted research project. This concept is all about the future of our industry and Edison is today’s cannabis brand.”

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ANKR ORGANICS

Organigram is Canada’s original organic cultivator; the subsequent progress and quality of product exists in the DNA of ANKR Organics. As a result of several years of research related to perfecting the art of organic cannabis cultivation and an ongoing partnership with a governing body, Organigram is poised to offer consumers the best quality organically‐grown cannabis in the country. The Company continues to finalize plans for organic certification, which is planned for later in 2018.

ANKR Organics will be available nationally in pre‐rolled & organic oil form.

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TRAILER PARK BUDS

Through an existing partnership with Trailer Park Productions, Organigram is proud to introduce Trailer Park Buds, a cannabis brand with a wink that speaks to consumers who appreciate a sense of humour and don’t take themselves too seriously. Focused on a value‐conscious consumer who appreciates quality product, pre‐rolled and blended products will be available at federally‐licensed retail establishments across Canada in 2018.

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ORGANIGRAM

Since 2014, Organigram has existed to help improve the lives of its patients through the federally‐regulated medical cannabis system. Since that time, Organigram has grown to stand for a holistic approach to health focused on the pillars of quality, compassion, trust and consistency. Organigram will remain the Company’s primary medical brand.

“We are privileged to support the wellness journey of medical cannabis patients across the country,” says Engel. “While we are excited by the opportunity to build strong, long‐term relationships with recreational customers, patients will always be a priority for our team.”

As previously communicated, the Company is committed to ensuring medical patients remain the company’s top priority and will be planning inventory availability accordingly.

On behalf of each of its brands, Organigram is currently in discussions with jurisdictional partners and will continue to work through the applicable approval processes from province to province. The company has already secured retail distribution partnerships across the country including those with Prince Edward Island and New Brunswick.

The launch of the brands referenced in this news release are conditional upon the enactment of legislation approving adult‐use recreational cannabis in Canada, and full compliance with any applicable branding, advertising or other applicable clauses therein.

ABOUT ORGANIGRAM HOLDINGS INC.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Oranigram’s facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”).

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors ‐ including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields ‐ that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

For more information, please contact:

Organigram Holdings Inc.
Ray Gracewood
Chief Commercial Officer
rgracewood@organigram.ca
(506) 645‐1653

Dylan Rogers
Investor Relations Analyst
drogers@organigram.ca
(506) 232‐0121